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                 December 23, 2020

       Joseph C. Gatto, Jr.
       President, Chief Executive Officer and Director
       Callon Petroleum Company
       One Briarlake Plaza
       2000 W. Sam Houston Parkway S., Suite 2000
       Houston, TX 77042

                                                        Re: Callon Petroleum
Company
                                                            Registration
Statement on Form S-3
                                                            Filed December 18,
2020
                                                            File No. 333-251490

       Dear Mr. Gatto:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Michael Rigdon